UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

NYSE EURONEXT
(Name of Subject Company)

NYSE EURONEXT
 (Name of Person Filing Statement)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

629491101
(CUSIP Number of Class of Securities)

John K. Halvey
            Group Executive Vice President and General Counsel
NYSE Euronext
11 Wall Street
New York, New York 10005
(212) 656-3000
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

David C. Karp
David K. Lam
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York  10019
(212) 403-1000

☑   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Transcript of Bloomberg TV interview with NYSE Euronext Chief Executive Officer, Duncan Niederauer (May 3, 2011).

Bloomberg TV: NYSE Euronext CEO Duncan Niederauer Interview with Christina Alesci

Tuesday, May 03, 2011

Interview

Alesci: I know you've had a busy day here. So you've been on various panels at the Milken Conference. And you were on a panel yesterday that was focused on the future of the global trading markets when you spoke about the iconic nature of exchanges. I'm just wondering, I think someone in the panel even said they've been elevated to national treasure status. What gives exchanges that kind of status?

Niederauer: The point we were making is simply that in a lot of the countries around the world, particularly the markets we operate in Europe, there really is only one exchange. In the US that's not the case. There are multiple exchanges for equities, for derivatives, whatever it might be.

The point we make a lot is that we don't run a portfolio of businesses like a lot of other companies. The portfolios in many cases, you look at France, the Netherlands, Belgium, Portugal, that's that country's exchange. And it's at least a part of an important part of national infrastructure and financial infrastructure, if not a national treasure. I think that's right.

Alesci:  And yet you find yourself in the middle of a deal with a foreign counterpart.

Niederauer: This is not new news, right? We did a merger with Euronext in 2007 that brought our exchange together with some of the leading European exchanges. We see this as an extension of that that's quite consistent. And in fact I was quite comforted listening to Jeff Immelt yesterday. So add GE to the list of companies that will look more like.  As a third of our business will be in the US, and more two-thirds outside of the US, that looks a lot like GE, P&G, Coca-Cola, other leading icons that you would argue are also American national treasures, right?

Alesci: Right.

Niderauer: So I think we're headed in the right direction.

Alesci: So on the deal specifically, you've said a lot of things can be done to take care of shareholders and that it would be pretty pragmatic to get shareholder approval for the deal. I'm just wondering, are you considering additional financial incentives at this point?

Niederauer: We know we're putting two companies together that have great financial flexibility. I think we evidenced a lot of that last Thursday at our annual shareholder meeting. I'm meeting with shareholders almost every day between now and July 7. In fact, I've got some meetings tomorrow in San Francisco with shareholders.

And the point we're making is since the deal got announced we've already help create about $1.5 billion of shareholder value. You're going to own 40 percent of a new company that I think we evidenced last week has a very promising future. And just this year and next year, shareholders in NYX now stand to earn something like $750 million to $800 million in dividends. So we know shareholder value creation is our number one objective. We understand that the shareholder's job is to create as much value for their investors as they can. So we're going to hear them out and see what's required to get the vote done on July 7. That's our goal.

Alesci: So speaking of creating shareholder value, Nasdaq announced yesterday that it's preparing a hostile bid. Does that change your position on potentially meeting with them?

Niederauer: I don't see why it would. I was out here in LA with you so I don't know any more than you do. But it seemed to me that was an announcement that two companies might do something in the future sometime this month subject to a lot of conditions. So I don't know why we're expected to have a reaction to that quite frankly.  So there’s no change in our behavior. We're moving forward to get done what we think is a great deal.

Alesci: Okay. And speaking of shareholders, one of your largest shareholders, I think it's Ian MacDonald of T. Rowe Price made some comment about Nasdaq's offer being quite large and shareholders can't ignore that. The gap has closed a bit, as we reported today, right? Is it concerning to you that one of your largest shareholders is expressing this sentiment?

Niederauer: They should express whatever they think is consistent with them doing right for their clients. We meet with our biggest investors all the time. We understand that the strategy and the value creation opportunity in the long term is unquestionable. And to a person, every shareholder agrees with that. What we're trying to understand is what happens between now and July 7.

I don't object to T. Rowe Price or anyone else making comments like that. They deserve to be heard. We should listen to them. And we actually don't focus as much on the ratio because one is today's price, one is tomorrow's value. So it's interesting that it's closed significantly. But I don't know if that's the conversation we should all be having together now anyway. Our job is to create value in the short, medium and long term. And that's what we're going to be focused on from here on out. So I think it's okay.

Safe Harbour Statement

NYSE Euronext will file a Solicitation/Recommendation Statement on Schedule 14D-9 in the event that Nasdaq OMX Group, Inc. and/or IntercontinentalExchange Inc. commences a tender offer for the outstanding shares of NYSE Euronext common stock.  NYSE Euronext stockholders are strongly encouraged to read the Solicitation/Recommendation Statement if and when it becomes available, as it will contain important information.  Stockholders will be able to obtain this Solicitation/Recommendation Statement, any amendments or supplements to the proxy statement and other documents filed by NYSE Euronext with the Securities and Exchange Commission for free at the Internet website maintained by the Securities and Exchange Commission at www.sec.gov.  Copies of the Solicitation/Recommendation Statement and any amendments and supplements to the Solicitation/Recommendation Statement will also be available for free at NYSE Euronext’s website at www.nyse.com.

NYSE Euronext is party to a proposed business combination transaction with Deutsche Boerse AG. In connection with the proposed business combination transaction, Alpha Beta Netherlands Holding N.V. (“Holding”), a newly formed holding company, has filed a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a proxy statement of NYSE Euronext that will also constitute a prospectus for Holding and (2) an offering prospectus of Holding to be used in connection with Holding’s offer to acquire Deutsche Boerse AG shares held by U.S. holders. NYSE Euronext will mail the definitive proxy statement/prospectus (when finalized) to its stockholders in connection with the vote to approve the merger of NYSE Euronext and a wholly owned subsidiary of Holding, and Holding will mail the offering prospectus to Deutsche Boerse AG shareholders in the United States in connection with Holding’s offer to acquire all of the outstanding shares of Deutsche Boerse AG. Holding has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”).

Investors and security holders are urged to read the proxy statement/prospectus, the offering prospectus and the offer document regarding the proposed business combination transaction if and when they become available because they will contain important information. You may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s Web site at www.sec.gov. The proxy statement/prospectus (if and when it becomes available) and other documents relating to the business combination may also be obtained for free by accessing NYSE Euronext’s Web site at www.nyse.com. The offer document will be made available at Holding’s Web site at www.global-exchange-operator.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Boerse AG or NYSE Euronext. The final terms and further provisions regarding the public offer will be disclosed in the offer document that has been approved by the BaFin and in documents that have been filed with the SEC.  Holding reserves the right to deviate in the final terms of the public offer from the basic information described herein.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

This announcement and related materials do not constitute in France an offer for ordinary shares in Alpha Beta Netherlands Holding N.V. The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.

PARTICIPANTS IN THE SOLICITATION

NYSE Euronext, Deutsche Boerse AG, Holding and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from NYSE Euronext stockholders in respect of the proposed business combination transaction. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC if and when they become available.

FORWARD-LOOKING STATEMENTS

This document includes forward-looking statements about NYSE Euronext, Deutsche Boerse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Boerse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which NYSE Euronext and Deutsche Boerse AG operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of   NYSE Euronext, Deutsche Boerse AG or Holding undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.